Exhibit 99.3

KPMG LLP
Chartered Accountants	Telephone (403) 691-8000
1200 205 – 5th Avenue SW	Fax (403) 691-8008
Calgary AB T2P 4B9	Internet www.kpmg.ca

The securities regulatory authorities in each of the provinces and territories of Canada

July 29, 2005

Dear Sirs

TransCanada PipeLines Limited (the “Company”)

We refer to the short-form base shelf prospectus of the Company dated December 21, 2004 relating to the sale of up to $1,500,000,000 Medium Term Note Debentures of the Company (the “Prospectus”).

We consent to the use through incorporation by reference in the prospectus of our report dated February 28, 2005, except as to note 23 which is as of July 28, 2005, to the Shareholder of the Company on the following revised financial statements:

•                  Consolidated balance sheets as at December 31, 2004 and 2003; and

•                  Consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004.

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada